TransAlta Investor Day 2009 Conference

CALGARY, Alberta (Nov. 2, 2009) – TransAlta Corporation (TSX:TA;NYSE:TAC), will host its annual Investor Day on Friday, Nov. 6 in Toronto from 9 a.m. to noon (Eastern). Presenters include Steve Snyder, President and Chief Executive Officer, Dawn Farrell, Chief Operating Officer, and Brian Burden, Chief Financial Officer.

A link to the live web cast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. A recording of the web cast and transcript will also be available on the TransAlta website following the conference.

Dial-in number:
Toll-free North American participants – 1-888-396-8064

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jess Nieukerk

Manager, External Relations

Manager, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S.

Email:  michael_lawrence@transalta.com

Phone:  (403) 267-3607    Fax (403) 267-2590

    E-mail:  investor_relations@transalta.com